UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 12)

Wavecom S.A.
(Name of Subject Company (Issuer))
Sierra Wireless France SAS
(Offeror)
an indirect wholly-owned subsidiary of
Sierra Wireless, Inc.
(Parent of Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))
Ordinary Shares, nominal value €1 each
and
American Depositary Shares, each representing one ordinary share
(Title of Class of Securities)

Ordinary Shares (FR0000073066)
American Depositary Shares (943531103)
(CUSIP Number of Class of Securities)
David G. McLennan
Chief Financial Officer
Sierra Wireless, Inc.
13811 Wireless Way
Richmond, BC V6V 3A4
+1 (604) 231-1100
(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of filing person)
With copies to:

Scott Sonnenblick	Jocelyn Kelley
Linklaters LLP	Blake, Cassels & Graydon LLP
1345 Avenue of the Americas	595 Burrard Street
New York, NY 10105	P.O. Box 49314
+1 (212) 903-9000	Suite 2600, Three Bentall Centre
Vancouver BC V7X 1L3
+1 (604) 631-3300
(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications
on Behalf of Filing Persons)
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
U.S.$59,745,021	U.S.$2,348

(1)	Estimated solely for purposes of calculating the filing fee. The Transaction Valuation was calculated on the basis of (i) the offer price of (x) €8.50 for each of the 579,559 ADSs outstanding as of January 5, 2009; (y) €8.50 for each of the 2,849,134 Shares estimated to be held by U.S. holders as of December 15, 2008 within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (z) €31.93 plus unpaid accrued interest for each of the 462,939 OCEANEs estimated to be held by U.S. holders as of December 15, 2008; and (ii) an exchange rate (using the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on January 5, 2009) of $1.36 for one euro. The number of Shares and OCEANEs estimated to be held by U.S. holders is based on an assumption, made solely for purposes of calculating the filing fee, that 18% of the 15,828,524 outstanding Shares, as of December 15, 2008, and 18% of the 2,571,884 outstanding OCEANEs, as of December 15, 2008, are each held by U.S. holders and that, for purposes of calculating the amount of unpaid accrued interest only, settlement for the OCEANEs will occur on March 5, 2009.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory No. 6 for the fiscal year 2009, equals U.S.$39.30 per U.S.$1,000,000 of transaction valuation.
☑  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,348	Filing Party: Sierra Wireless France SAS
Form or Registration No.: SC TO-T	Date Filed: January 8, 2009
☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☑  Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

          This Amendment No. 12 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (as previously amended, the “Schedule TO”) originally filed with the Securities and Exchange Commission on January 8, 2009 by Sierra Wireless France SAS, a société par actions simplifiée organized under the laws of France (“Purchaser”), and an indirect wholly-owned subsidiary of Sierra Wireless, Inc., a Canadian corporation, relating to the offer to purchase all outstanding Wavecom shares, nominal value €1.00 (“Shares”), all outstanding Wavecom American Depositary Shares, each representing one Share (“ADSs”), and all outstanding bonds convertible and/or exchangeable for newly issued or existing Shares by option (obligations à options de conversion et/ou d’échange en actions nouvelles ou existantes) (the “OCEANEs”), through concurrent offers in the United States (the “U.S. Offer”) and France (the “French Offer”, and together with the U.S. Offer, the “Offers”). In the U.S. Offer, Purchaser is seeking to purchase all outstanding Shares and OCEANEs held by U.S. holders, within the meaning of Rule 14d-1(d) under the Exchange Act, and all outstanding ADSs wherever the holder is located, on the terms and conditions set forth in the U.S. Offer to Purchase, dated January 8, 2009 (the “U.S. Offer to Purchase”) and the related ADS letter of transmittal and forms of acceptance for Shares and OCEANEs.
          Except as specifically set forth herein, this Amendment No. 12 does not modify any of the information previously reported on Schedule TO. Capitalized terms used and not otherwise defined in this Amendment No. 12 shall have the meanings ascribed to them in the U.S. Offer to Purchase.
          The U.S. Offer to Purchase, including Schedule A thereto, is hereby incorporated by reference in response to all items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 8. Interest in Securities of the Subject Company.
     Item 8 of the Schedule TO, which incorporates by reference the information contained in the U.S. Offer to Purchase, is hereby amended and supplemented to include the following information:
On April 8, 2009, Parent and Wavecom issued a joint press release announcing the final results of the Offers. A copy of the joint press release is attached as Exhibit (a)(5)(vii) and is incorporated herein by reference.
According to the results published by the AMF, as of the subsequent offering periods’ expiration date of March 31, 2009, an additional 1,007,195 Shares were tendered to the French Offer, and an additional 40,752 ADSs were tendered to the U.S. Offer. In addition, 15 OCEANEs were tendered to the French Offer. Pursuant to French law and practice, Purchaser purchased 160,643 Shares on the open market in France. Together with the Securities Purchaser acquired during the initial offering period, Purchaser will hold a total of 14,562,502 Shares (including Shares represented by ADSs), which will represent 88.3% of the voting rights of Wavecom.
Taking into account the Wavecom Securities held by Purchaser, the treasury shares and the “free shares” held by officers and employees, the Shares held by minority shareholders represent less than 5% of the Shares and voting rights of Wavecom. As a consequence, Purchaser, in accordance with French laws and regulations, intends to request the AMF to implement a squeeze-out of the Shares and OCEANEs and to seek the delisting of Wavecom Shares and OCEANEs from Euronext and ADSs from Nasdaq. Wavecom intends to terminate the registration of its Shares and ADSs under the Exchange Act immediately following the successful completion of the squeeze-out.
Item 11. Additional Information
     Item 11 of the Schedule TO, which incorporates by reference the information contained in the U.S. Offer to Purchase, is hereby amended and supplemented to include the information set forth above under Item 8.

Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

Exhibit	Exhibit Name

(a)(5)(vii)	Press release, dated April 8, 2009.

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sierra Wireless France SAS
By	/s/ Luc Faucher
	Name:	Luc Faucher
	Title:	President
	Date:	April 8, 2009

Sierra Wireless, Inc.
By	/s/ David G. McLennan
	Name:	David G. McLennan
	Title:	Chief Financial Officer
	Date:	April 8, 2009

Exhibit	Exhibit Name
(a)(1)(i)	U.S. Offer to Purchase dated January 8, 2009.*

(a)(1)(ii)	Form of ADS letter of transmittal.*

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).*

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).*

(a)(1)(v)	Form of form of acceptance for Shares.*

(a)(1)(vi)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Shares).*

(a)(1)(vii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Shares).*

(a)(1)(viii)	Form of form of acceptance for OCEANEs.*

(a)(1)(ix)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (OCEANEs).*

(a)(1)(x)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (OCEANEs).*

(a)(1)(xi)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.*

(a)(1)(xii)	Summary Advertisement as published in The New York Times on January 8, 2009.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press release, dated January 14, 2009.**

(a)(5)(ii)	Interview transcript, dated January 21, 2009.***

(a)(5)(iii)	Press release, dated February 18, 2009.******

(a)(5)(iv)	Press release, dated February 25, 2009.*******

(a)(5)(v)	Press release, dated March 2, 2009.********

(a)(5)(vi)	Press release, dated March 11, 2009.**********

(a)(5)(vii)	Press release, dated April 8, 2009.

(b)	Credit Agreement by and among Parent, Toronto-Dominion Bank, Canadian Imperial Bank of Commerce, TD Securities, and CIBC World Markets, dated December 1, 2008.*

(d)(i)	Memorandum of Understanding between Parent and Wavecom, dated December 1, 2008.*

Exhibit	Exhibit Name
(d)(ii)	Confidentiality Agreement between Parent and Wavecom, dated October 24, 2008.*

(d)(iii)	Undertaking to tender between Parent and Michel Alard, dated December 1, 2008.*

(d)(iv)	Undertaking to tender between Parent and Aram Hékimian, dated December 1, 2008.*

(d)(v)	Undertaking to tender between Purchaser and Kap Holding SAS, dated January 28, 2009.****

(d)(vi)	Amendment to Undertaking to Tender between Michel Alard and Purchaser, dated February 4, 2009.*****

(d)(vii)	Undertaking to Tender between 3D Web and Purchaser, dated February 4, 2009.*****

(d)(viii)	Separation Agreement by and among Ronald Black, Purchaser, Wavecom and Wavecom, Inc., dated March 6, 2009.*********

(d)(ix)	Securities and Rights Agreement by and among Ronald Black, Purchaser and Wavecom, dated March 6, 2009.*********

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on January 8, 2009

**	Previously filed on January 14, 2009

***	Previously filed on January 23, 2009

****	Previously filed on January 29, 2009

*****	Previously filed on February 6, 2009

******	Previously filed on February 18, 2009

*******	Previously filed on February 25, 2009

********	Previously filed on March 2, 2009

*********	Previously filed on March 9, 2009

**********	Previously filed on March 11, 2009